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                               March 3, 2021

       John Brda
       Chief Executive Officer and Director
       Torchlight Energy Resources, Inc.
       5700 W. Plano Parkway, Suite 3600
       Plano, TX 75093

                                                        Re: Torchlight Energy
Resources, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 4,
2021
                                                            File No. 001-36247

       Dear Mr. Brda:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 4, 2021

       Risk Factors
       Risks Related to the Arrangement, page 45

   1. We note that the Exchange Ratio pursuant to which Meta shares will be exchanged for
                                                        Torchlight shares under
the Arrangement Agreement is not fixed and will be determined based on a formula
which includes adjustments that could impact the 25% that holders of
                                                        Torchlight might expect
to receive based on the related disclosure. Please include a risk factor detailing any
material risks related to uncertainty regarding the exchange ratio.
                                                         Depending on the
potential decrease to the percentage below 25%, it may be appropriate to provide a
corresponding explanation with quantification where you describe the ratio.
       Background of the Arrangement, page 96

   2. Please revise this section to provide greater detail as to the key issues that were subject to substantial
negotiation. For example, please expand your disclosure to discuss how the
 John Brda
Torchlight Energy Resources, Inc.
March 3, 2021
Page 2
      Exchange Ratio was determined and to address why the Torchlight board agreed to an asset sale in this situation when the board previously rejected that possibility in negotiations with other interested parties.
The Arrangement
Fairness Opinion, page 101

3. Provide additional details regarding which "comparable transactions" Roth used in the analysis summarized at pages 104 to 105. Identify the particular transactions it selected from the larger pool of 67 to derive the results shown for the analysis, including the dates, the transaction values, and the parties involved.
Meta Standalone Projections, page 110

4. Please disclose the material assumptions underlying the projections presented in this section.
Restated consolidated statements of loss and comprehensive loss, page L-6

5. Depreciation and amortization appears to be excluded from cost of goods sold.
      Depreciation and amortization should not be presented in the income statement in a manner which results in reporting gross profit before depreciation. Please revise to include applicable depreciation and amortization in cost of goods sold. Refer to SAB
      Topic 11B.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn Brda
                                                             Division of
Corporation Finance
Comapany NameTorchlight Energy Resources, Inc.
                                                             Office of Energy &
Transportation
March 3, 2021 Page 2
cc:       Michael A. Hedge
FirstName LastName